OSPREY VENTURES, INC.

June 26, 2008

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:	Osprey Ventures, Inc.
Registration Statement on Form SB-2 Filed on June 26, 2008
File Number 333-148625

We have reviewed your comment letter dated May 02, 2008, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing. In addition, our letter provides an explanation of our response and, where applicable, quotes the amended wording.

General

1.	We believe the offering is not an offering under Rule 415 inasmuch as Rule 415 states in section (a) (1) (i) that “securities may be registered for an offering to be made on a continuous or delayed basis in the future provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant … .” Because securities are being offered by the registrant, we believe that Rule 415 does not apply in this instance. Further, page 1, paragraph 6 of the Prospectus states that “The offering by the selling shareholders will be for a period of 180 days from the effective date” as does the Summary under the heading “offering”. In addition, we have added wording on page 20, ‘Offering by Selling Shareholders” at the end of the paragraph stating that “The offering by the selling shareholders will be for a period of 180 days from the effective date”. The same wording has been added on page 23 in the first paragraph of “Selling Security Shareholders”.

2.	We have amended the registration statement to include the missing disclosure as noted in our response letter of April 10; to wit on page 1 of the prospectus such that the third and fourth paragraphs now read as follows:

“The minimum number of shares that Osprey has to sell is 1,000,000 shares. There will be an escrow account maintained by Redekop Law Corporation to receive all funds for subscriptions received; a copy of the escrow agreement is provided as an exhibit to the registration statement. Upon receipt of the subscription the funds will be turned over to the escrow account holder (all cheques, drafts and wire payments will be payable directly to the escrow account). The funds will have to clear the banking system prior to the subscription being accepted. All subscriptions will be held in the escrow account until such time as the minimum subscription level has been reached and will be controlled by Mr. Bruce Redekop until such time. Only when it is confirmed by the escrow agent that the minimum subscription level has been reached and all funds have cleared the escrow agent’s bank will a decision be made that the minimum subscription has been achieved.

88 – West 44th Avenue, Vancouver, B.C. V5Y 2V1 Canada
Phone: (604) 738-0540 Fax: (604) 661-0759 e-mail: ospreyventures@gmail.com

Mr. H. Roger Schwall	2.
Securities & Exchange Commission
June 26, 2008

The directors will then authorize a resolution declaring such and any documents required under the escrow agreement will be completed to the satisfaction of the escrow agent prior to the funds being provided to Osprey. They will then be released to Osprey and used as indicated herein. The escrow agreement and the subscription agreement each state that should we not complete the minimum subscription within 180 days of the effective date of the registration statement, all funds will be returned to the respective subscribers. In the event we are unable to complete the minimum subscription level, all funds will be promptly returned to the subscriber within two days of the decision that the minimum subscription level has not been reached. Subscriptions are irrevocable once accepted. The offering will be for a period of 180 days from the effective date. There are no minimum share purchase requirements for individual investors. If we fail to sell the minimum number of shares all subscriptions will be promptly refunded in full.

We will sell the shares in this offering through our directors Messr’s Bruce Jackson and Stephen Jackson. Each will contact family, friends and business associates or other interested parties who may desire to partake in the offering. Each person will be provided a copy of this registration statement. Messrs. Jackson will receive no commission from the sale of the shares nor will they register as a broker-dealer. The directors will be able to purchase securities in the offering in order to reach the minimum; there are no limitations on the number of shares that the officers and directors may purchase under the offering.”

In addition, we have amended the Subscription Agreement to include the above wording in its entirety.

3.	In our response to comment 2 we have added a clause at the end of paragraph 4 on page 1 and at the end of the first paragraph on page 24 under the heading “Offering will be Sold by our Directors” under the Plan of Distribution section stating:

“there are no limitations on the number of shares that the officers and directors may purchase under the offering.”

In addition we have revised paragraph 2 of the summary section to add the following disclosure at the end of the paragraph:

“The directors will be able to purchase securities in the offering in order to reach the minimum; there are no limitations on the number of shares that the officers and directors may purchase under the offering.”

4.	We have revised the subscription agreement as noted in our letter of April 10, 2008 as indicated in that letter and have attached it to the registration statement as an exhibit.

5.	We have revised the exhibit table to list the escrow agreement as an exhibit and have attached a copy to the filing.

Mr. H. Roger Schwall	3.
Securities & Exchange Commission
June 26, 2008

6.	We have updated the disclosure throughout the registration statement to the date of filing and have updated and included the financial statements to February 29, 2008, the end of Osprey’s third quarter.

Yours truly,

OSPREY VENTURES, INC.

/s/ “Bruce D. Jackson”

Bruce D. Jackson
President